Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

ENERGYCONNECT GROUP, INC.,

JOHNSON CONTROLS HOLDING COMPANY, INC.

and

EUREKA, INC.

Dated as of March 2, 2011

*** Certain confidential information contained in this document, marked by brackets, bas been omitted and filed with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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(continued)

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(continued)

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(continued)

		Page

10.10.	Waiver of Jury Trial	53

10.11.	Headings	53

10.12.	Counterparts	53

10.13.	Waiver	53

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation
Exhibit C	Employee Benefit Matters

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 2, 2011, by and among EnergyConnect Group, Inc., an Oregon corporation (the “Company”), Johnson Controls Holding Company, Inc., a Delaware corporation (“Parent”), and Eureka, Inc., an Oregon corporation and wholly owned Subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyer Parties”).

WHEREAS, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent in accordance with the Corporations Code, on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the transactions contemplated hereby, including the Merger, and (iii) adopted resolutions recommending that the shareholders of the Company adopt this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, the board of directors of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its shareholders and (ii) adopted resolutions approving and declaring the advisability of this Agreement and the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

SECTION I. DEFINITIONS

1.01. Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, suit, complaint, criminal prosecution, proceeding, arbitration, mediation, inquiry, investigation, hearing or administrative or other proceeding.

“Affiliate” of a specified person means another person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified person.

“beneficial owner” or “beneficial ownership”, with respect to any Company Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) promulgated under the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in San Francisco, California.

“Code” means the Internal Revenue Code of 1986.

“Company Acquisition Proposal” means any proposal or offer from any Person relating to, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving the Company or any Company Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 15% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of the Company or any Company Subsidiary representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issuance, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into such securities) representing 15% or more of the outstanding voting interests in the Company or any Company Subsidiary, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding Company Common Shares, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include (i) the Merger or any of the other transactions contemplated by this Agreement or (ii) any merger, consolidation, business combination, share exchange, reorganization, recapitalization or similar transaction solely among the Company and one or more Company Subsidiaries or among Company Subsidiaries.

“Company Bylaws” means the Bylaws of the Company and all amendments thereto, as in effect immediately prior to the Effective Time.

“Company Charter” means the Amended and Restated Articles of Incorporation of the Company and all amendments thereto, as in effect immediately prior to the Effective Time.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Restricted Stock” means Company Common Shares or units representing Company Common Shares or a cash equivalent subject to vesting or other lapse restrictions granted under an Incentive Plan or otherwise issued by the Company and held by a participant or former participant in such Incentive Plan.

“Company Stock Option” means an option to purchase Company Common Shares issued pursuant to any Incentive Plan or otherwise issued by the Company.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal made by a Person that on its terms the Company Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation, such as its current financial advisor and legal advisors) to be more favorable to the Company Shareholders from a financial point of view than the transactions contemplated by the Agreement, including the Merger, taking into account all relevant aspects of such offer (in comparison with the terms of the Agreement and any revised offer by Parent), including financial considerations (including additional transaction costs and the effect of the payment of the Termination Fee, expenses or amounts payable hereunder) and the likelihood that the proposed transaction would be consummated substantially in accordance with its terms (taking into account all financing, regulatory, legal and other aspects of the proposal); provided, however, for purposes of this definition of “Company Superior Proposal,” the term Company Acquisition Proposal shall have the meaning assigned to such term herein, except that references to “15%” in such definition shall be replaced by “50%.”

“Consent” means agreements, from the parties to those Contracts which by their terms (i) terminate, (ii) are modified, (iii) have payments or other obligations which may arise or be accelerated, or (iv) specifically require consent of another Person, upon consummation of one or more of the transactions contemplated by the Agreement, including the Merger, which agreements consent to the transactions contemplated by the Agreement without any amendment, modification or termination of, or additional payments under, the Contract.

“Contract” means all oral and written contracts, agreements, leases, licenses, instruments, bids, quotations, obligations, guarantees, orders, purchase orders, proposals or undertaking that are legally binding.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Corporations Code” means Chapter 60 of the Oregon Revised Statutes.

“Environmental Law” means any Law relating to the environment or natural resources, or to the safety or health of human beings or other living organisms (with respect to exposure to Hazardous Substances), including, without limitation, the manufacture, distribution in commerce and presence, use or Release of Hazardous Substances.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any foreign or domestic federal, state, provincial, municipal or local government, or political subdivision thereof, or any governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (or any department, bureau or division thereof) or any other Person responsible for establishing standards, regulations or rules in the demand response market and in the market for wholesale sales of electric energy, capacity and related products.

“Hazardous Substances” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, petroleum or petroleum-derived substance, waste or additive, radioactive material, or other compound, element, material or substance in any form whatsoever (including products) regulated, restricted or addressed by or under any applicable Environmental Law.

“Incentive Plans” means all employee, non-employee, director or executive compensation plans or arrangements of the Company, including, but not limited to, the Restated 2004 Stock Incentive Plan and the Restated 1995 Stock Incentive Plan (Restated as of May 11, 1998) and any and all other compensation plans or arrangements that provide for an option to purchase Company Common Shares or an obligation to issue Company Common Shares or units representing Company Common Shares or a cash equivalent that are subject to vesting or other lapse in restrictions.

“Intellectual Property” means (a) patents, patent applications and invention registrations of any type, (b) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, including Software, copyrights, and registrations and applications for registration thereof and (d) confidential and proprietary information, including trade secrets and know-how.

“IRS” means the Internal Revenue Service.

“Key Employee” shall mean [***].

“knowledge of the Company,” “knowledge,” “Knowledge of the Company,” or “Knowledge” when used in reference to the Company means those facts or matters that are actually known by [***] after a good faith review of the files of the Company and each Company Subsidiary that such individuals determined in good faith were necessary for the Company to be able to make truthfully its representations and warranties set forth in this Agreement with respect to such fact or matter. In conducting such good faith review of the files of the Company and each Company Subsidiary, neither [***] shall be required to consult with other employees of the Company.

“Law” means any federal, state, provincial, municipal, county, local, foreign or other administrative statute, constitution, law, common law, ordinance, regulation, rule, requirement, standard, permit, authorization, treaty code, executive order, injunction, judgment, decree or other order.

“Liens” means, with respect to any asset (including any security), any mortgage, title defects or objections, claim, lien, pledge, charge, security interest or encumbrance of any kind or nature in respect of such asset.

*** Confidential Treatment Requested

4

“Material Adverse Effect” means, with respect to the Company and any Company Subsidiary, an effect, event, development or change (each, an “Effect”) that, when considered individually or together with all other Effects, is materially adverse to the business, assets, liabilities, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or the ability of the parties to consummate the transactions contemplated herein; provided, however, that in no event, shall any of the following Effects be deemed to constitute, or be taken into account in determining whether there has been a “Material Adverse Effect” hereunder: (a) changes in the market price or trading volume of Company Common Shares (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect), (b) changes in conditions in the U.S. or global economy, as a whole, (c) changes in applicable Law (including Laws governing or relating to demand response or energy resellers), rules or regulations or any interpretation of the foregoing (except to the extent the Company or such Company Subsidiary is disproportionately affected relative to other participants in the industries in which the Company or such Company Subsidiary participates), (d) changes in GAAP, (e) changes adversely affecting the industries in which the Company or any Company Subsidiary participate (except to the extent that the Company or such Company Subsidiary is disproportionately affected relative to other participants in such industries), (f) the public announcement or pendency of this Agreement or the transactions contemplated by this Agreement, including the impact thereof on relationships with customers, suppliers, vendors, lenders, investors or employees, (g) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (h) earthquakes, hurricanes, floods, or other natural disasters, (i) changes in any analyst’s recommendation, any financial strength rating or any other recommendation or rating as to the Company or any Company Subsidiary (including, in and of itself, any failure to meet analyst projections) (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Material Adverse Effect) (j) the failure, in and of itself, of the Company to meet any expected or projected financial or operating performance target announced or disclosed prior to the date of this Agreement, as well as any change, in and of itself, by the Company in any expected or projected financial or operating performance target as compared with any target announced or disclosed prior to the date of this Agreement (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such failure or change has resulted in, or contributed to, a Material Adverse Effect), (k) any Action arising from allegations of a breach of fiduciary duty or other violation of Law relating to this Agreement or the transactions contemplated by this Agreement, (l) the failure of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (provided that the exception in this clause shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect) (m) (1) any action by Parent or any of its Affiliates or (2) the omission of an action that was required to be, or reasonably should have been, taken by Parent or any of its Affiliates or (n) any action taken by the Company in compliance with the terms and conditions of this Agreement or at the request or with the consent of any of the Buyer Parties. For the avoidance of doubt and notwithstanding the foregoing, a Material Adverse Effect, when used with respect to the Company or any Company Subsidiary, includes the existence of any single event, condition, liability, obligation, encumbrance or any single breach of SECTION IV that would reasonably be expected to cause the Company or any Company Subsidiary to incur a detriment, liability, diminution in value or other adverse financial consequence of at least $2,000,000, regardless of whether such event, condition, liability, obligation or encumbrance appeared or was referenced in any Company SEC Report; provided however, that in no event shall a lawsuit filed by shareholders of the Company alleging a breach of fiduciary duty or other violation of Law relating to this Agreement or the transactions contemplated hereby, or the cost or effects thereof, be deemed to constitute a Material Adverse Effect within the meaning of the foregoing sentence.

“Other Filings” means any document, other than the Proxy Statement, to be filed with the SEC in connection with this Agreement.

“Order” means any award, decision, decree, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by, or any Contract entered into with, any court, administrative agency or any other Governmental Authority or arbitrator.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, bylaws, articles of organization, certificate of formation, partnership agreement, limited liability company agreement, formation agreement and other similar organizational documents of such entity (in each case, as amended through the Effective Time).

“Parent Material Adverse Effect” means any effect, event, development or change that would prevent, or materially hinder or delay, Parent or Merger Sub from consummating the Merger or any of the other transactions contemplated by this Agreement.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments not yet delinquent and Liens for Taxes and other governmental charges and assessments being contested in good faith and by appropriate Action, (b) inchoate mechanics’ and materialmen’s Liens for construction in progress arising or incurred in the ordinary course of business if the underlying obligations are not past due, (c) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary if the underlying obligations are not past due, (d) interests of a landlord under a lease or a licensor under a license, and (e) other Liens that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, in each case of clauses (a) through (e), that would not be expected to result in a Material Adverse Effect.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, unincorporated organization, trust, association, other entity or Governmental Authority.

“Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, seepage, spill, leak, flow, discharge or emission.

“Securities Act” means the Securities Act of 1933.

“Software” means any computer software programs, source code, object code, data and documentation relating thereto.

“Subsidiary” or “Subsidiaries” of any Person means another Person in which such Person (either alone or through or together with any other Subsidiary of such Person) (a) is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body or (c) owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax or tariff of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in the Company or any Company Subsidiary may vote.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Adverse Recommendation Change	Section 7.03(b)
Agreement	Preamble
Articles of Merger	Section 2.03
Buyer Parties	Preamble
Closing	Section 2.04
Closing Date	Section 2.04
Company	Preamble
Company Board	Recitals
Company Common Share Certificates	Section 3.03(c)
Company Common Shares	Section 4.03(a)
Company Dissenting Shares	Section 3.04
Company Intellectual Property	Section 4.13
Company Material Contract	Section 4.16(a)
Company Paying Agent	Section 3.03(a)
Company Preferred Shares	Section 4.03(a)
Company Restricted Award	Section 4.03(d)
Company SEC Reports	Section 4.07(a)

Defined Term	Location of Definition

Company Shareholder Approval	Section 4.04
Company Shareholders	Section 3.01
Company Shareholders’ Meeting	Section 7.01(d)
Company Subsidiaries	Section 4.02(a)
Company Warrant	Section 4.03(c)
Confidentiality Agreement	Section 7.02(b)
Converted Option	Section 3.01(c)
Delaware Courts	Section 10.09(b)
Effective Time	Section 2.03
ERISA	Section 4.11(a)
ERISA Affiliate	Section 4.11(a)
Governmental Order	Section 9.01(c)
Merger	Recitals
Merger Consideration	3.01(b)
Merger Shares	3.01(b)
Merger Sub	Preamble
Nasdaq	Section 4.05(b)
Option Consideration	Section 3.01(c)
Option Ratio	Section 3.01(c)
Outside Date	Section 9.01(b)
Parent	Preamble
Parent Common Shares	Section 3.01(c)
Permits	Section 4.06(a)
Plans	Section 4.11(a)
Proxy Statement	Section 4.12
Representatives	Section 7.03(a)
SEC	Section 4.07(a)
Section 16	Section 7.05
Section 60.551 et sec.	Section 3.04
Specified Warrants	Section 4.05(b) of the Company Disclosure Schedule
Surviving Corporation	Section 2.01
Surviving Corporation Fund	Section 3.03(a)
Termination Date	Section 9.01
Termination Fee	Section 9.03(b)(iv)
WARN Act	Section 4.18(c)
Warrant Consideration	Section 7.10

(c) The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(A) when a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference is to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(B) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(C) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(D) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(E) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation include any successor to said section;

(F) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(G) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(H) references to a person are also to its successors and permitted assigns;

(I) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(J) references to monetary amounts are to the lawful currency of the United States;

(K) words importing the singular include the plural and vice versa and words importing gender include all genders;

(L) time is of the essence in the performance of the parties’ respective obligations; and

(M) time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(d) It is understood and agreed that (i) disclosure of any fact or item in any Section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other applicable Section where it is reasonably apparent that the matters so disclosed are applicable to such other Section, (ii) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company made herein and (iii) neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Company Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

SECTION II. THE MERGER

2.01. Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the Corporations Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.02. Charter and Bylaws.

(a) At the Effective Time, the Company Charter shall be amended and restated as set forth in Exhibit A hereto and, as so amended and restated, such Company Charter shall be the Articles of Incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b) At the Effective Time, the Bylaws of Merger Sub in effect immediately prior to the Effective Time, as set forth in Exhibit B hereto, shall be the Bylaws of the Surviving Corporation (except that the name of the Surviving Corporation shall be “EnergyConnect Group, Inc.”) until thereafter amended as provided therein or by applicable Law.

(c) The Company Charter and Company Bylaws, as amended pursuant to clauses (a) and (b) above, respectively, shall include any provisions required by Section 7.06.

2.03. Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file articles of merger as contemplated by the Corporations Code (the “Articles of Merger”), together with any required related certificates, filings or recordings, with the Secretary of State of the State of Oregon, in such form as required by, and executed in accordance with, the relevant provisions of the

Corporations Code. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Oregon or at such later date and time as the Company and Parent may agree upon and as is set forth in such Articles of Merger (such time, the “Effective Time”).

2.04. Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, the closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in SECTION VIII (other than conditions which by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same, or at such other time and on a date as agreed to by the parties (the “Closing Date”). The Closing shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, or at such other place as agreed to by the parties hereto.

2.05. Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

SECTION III. EFFECTS OF THE MERGER

3.01. Effects of the Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holders of any capital stock of the Company (other than any requisite approval of the Merger by the shareholders of the Company (the “Company Shareholders”) in accordance with the Corporations Code):

(a) Each Company Common Share held in treasury and each Company Common Share that is owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b) Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares and Company Common Shares to be cancelled in accordance with Section 3.01(a)), shall be converted and exchanged automatically into the right to receive an amount in cash equal to $0.2253 per Company Common Share (the “Merger Consideration”), payable to the holder thereof in accordance with Section 3.03. At the Effective Time, all such Company Common Shares which have been converted into the right to receive the Merger Consideration shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of any such Company Common Share immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest. The Company Common Shares that are to be so converted into the right to receive the Merger Consideration are referred to herein as the “Merger Shares”.

(c) All Company Stock Options, whether vested or unvested, that are outstanding immediately prior to the Effective Time, shall become fully vested, and each such Company Stock Option shall be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 3.05 with respect to such payment) determined by multiplying (x) the excess (if any) of the Merger Consideration over the applicable exercise price per share of such Company Stock Option by (y) the number of Company Common Shares subject to such Company Stock Option (the “Option Consideration”). Payment of the Option Consideration shall be made as soon as practicable after the Effective Time but in any event within five (5) Business Days following the Effective Time.

(d) All Company Restricted Stock, whether vested or unvested, outstanding immediately prior to the Effective Time shall become fully vested and all restrictions on such Company Restricted Stock shall lapse, and such holders of Company Restricted Stock shall be entitled to receive the Merger Consideration as contemplated in Section 3.01(b).

3.02. Effects of the Merger on Merger Sub Securities. At the Effective Time, by virtue of the Merger and without any action by Merger Sub or Parent, as the holder of all outstanding capital stock of Merger Sub (other than the requisite approval by Parent as the sole shareholder of Merger Sub in accordance with the Corporations Code, which approval has been obtained), each outstanding share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and shall constitute the only outstanding share of capital stock of the Surviving Corporation.

3.03. Payment of Merger Consideration; Stock Transfer Books.

(a) Prior to the Effective Time, the Company shall appoint as paying agent a bank or trust company reasonably satisfactory to Parent (the “Company Paying Agent”). At or prior to the Effective Time, Parent shall deposit or cause the Surviving Corporation to deposit with the Company Paying Agent, for exchange in accordance with this SECTION III, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid plus cash in an amount sufficient to pay the Option Consideration and the Warrant Consideration in accordance with this Agreement (such cash being hereinafter referred to as the “Surviving Corporation Fund”). The Surviving Corporation Fund shall not be used for any other purpose.

(b) The Surviving Corporation Fund shall be invested by the Company Paying Agent as directed by Parent; provided, that such investments shall only be: (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s, a division of The McGraw Hill Companies, or a combination thereof. No gain or loss on the Surviving Corporation Fund shall affect the amounts payable to the holders of Merger Shares, Company Stock Options or Company Warrants following completion of the Merger pursuant to this SECTION III and Parent shall take all actions necessary to ensure that the Surviving Corporation Fund includes at all times cash sufficient to satisfy Parent’s obligation under this SECTION III. Any and all interest and other income earned on the Surviving Corporation Fund shall promptly be paid to Parent, and for income tax purposes will be treated as earned by Parent.

(c) As promptly as practicable after the Effective Time, but in no event more than five (5) Business Days following the Effective Time, Parent and the Surviving Corporation shall cause the Company Paying Agent to mail to each person who was, as of immediately prior to the Effective Time, a holder of record of the Merger Shares (i) a letter of transmittal (which shall be in customary form approved by the Company and shall specify that delivery shall be effected, and risk of loss and title to the certificates representing the Merger Shares (the “Company Common Share Certificates”) shall pass, only upon proper delivery of the Company Common Share Certificates to the Company Paying Agent) and (ii) instructions for effecting the surrender of the Company Common Share Certificates in exchange for the Merger Consideration.

(d) Upon surrender to the Company Paying Agent of Company Common Share Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Company Common Share Certificates shall be entitled to receive in exchange therefor, in cash, the aggregate Merger Consideration in respect thereof, in the form of a check, to be mailed within three (3) Business Days of receipt by the Company Paying Agent of such Company Common Share Certificates, and the Company Common Share Certificates so surrendered shall forthwith be cancelled.

(e) In the event of a transfer of ownership of Merger Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Merger Shares may be made to a person other than the person in whose name the Company Common Share Certificates so surrendered is registered if such Company Common Share Certificates shall be properly endorsed with signature guaranteed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered or transferred, as the case may be, as contemplated by this Section 3.03, each Company Common Share Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or will accrue on any cash payable to holders of Company Common Share Certificates pursuant to the provisions of this SECTION III.

(f) The Merger Consideration paid upon the surrender for exchange of Company Common Share Certificates in accordance with the terms of this SECTION III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Common Shares so exchanged.

(g) Any portion of the Surviving Corporation Fund that remains undistributed to the holders of Merger Shares for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Merger Shares who have not theretofore complied with this SECTION III shall thereafter look only to the Surviving Corporation to claim the Merger Consideration owed to them hereunder, without interest thereon. Any portion of the Surviving Corporation Fund remaining unclaimed by holders of Merger Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. None of Parent, the Company Paying Agent or the Surviving Corporation shall be liable to any holder of Merger Shares for any such shares (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) If any Company Common Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Common Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Company Common Share Certificate, the Company Paying Agent shall pay in respect of Merger Shares to which such lost, stolen or destroyed Company Common Share Certificate relate the Merger Consideration to which the holder thereof is entitled.

(i) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Merger Shares thereafter on the records of the Company. If Company Share Certificates are presented to the Company for transfer, they shall be cancelled against delivery of the Merger Consideration in accordance with the procedures set forth in this Section 3.03. From and after the Effective Time, the holders of Company Common Share Certificates shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement, the certificate of incorporation of the Surviving Corporation, or by applicable Law.

3.04. Company Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Company Common Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand, and who properly demands, appraisal of such Company Common Shares pursuant to, and who complies in all respects with, Section 60.551 through and including Section 60.594 of the Corporations Code (such Sections, “Section 60.551 et sec.” and, such Company Common Shares, “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 3.01(b), but rather, the holders of Company Dissenting Shares shall be entitled only to payment of the fair value of such Company Dissenting Shares in accordance with Section 60.551 et sec. (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 60.551 et sec.); provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 60.551 et sec., then the right of such holder to be paid the fair value of such holder’s

Company Dissenting Shares shall cease and such Company Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 3.01(b). The Company shall notify Parent as promptly as reasonably practicable of any demands received by the Company for appraisal of any Company Common Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

3.05. Withholding Rights. Parent, Surviving Corporation or the Company Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares or Company Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority, including any taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares or Company Stock Options in respect of which such deduction and withholding was made by Parent, Surviving Corporation or the Company Paying Agent, as applicable.

3.06. Adjustments to Prevent Dilution. In the event that, notwithstanding Section 6.01(b)(ii), the Company changes (or establishes a record date for changing) the number of Company Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Company Common Shares, at any time during the period from the date hereof to the Effective Time then the Merger Consideration, Option Consideration and Warrant Consideration shall be equitably adjusted, without duplication, to provide the holders of Company Common Shares, Company Stock Options and Company Warrants with the same economic effect as contemplated by this Agreement.

SECTION IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to the Buyer Parties as of the date of this Agreement and as of the Closing Date as follows:

4.01. Organization and Qualification; Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon. The Company (a) is duly qualified or licensed to do business as a foreign corporation and is, to the extent applicable, in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary and (b) has the requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has previously provided or made available to Parent complete and correct copies of the Company Charter and Company Bylaws.

4.02. Company Subsidiaries.

(a) Each of the Company’s Subsidiaries (the “Company Subsidiaries”), together with the jurisdiction of organization of each such Company Subsidiary, is set forth on Section 4.02 of the Company Disclosure Schedule. Each Company Subsidiary is a corporation, partnership, limited liability company, trust or other organization duly incorporated or organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company Subsidiaries is duly qualified or licensed to do business and is, to the extent applicable, in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has previously provided or made available to Parent complete and correct copies of the Organizational Documents of each Company Subsidiary.

(b) The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. All of such shares and other equity interests so owned by the Company have been duly authorized, are validly issued, fully paid and nonassessable and are owned by it free and clear of any Liens (other than restrictions on transfer imposed by applicable federal and state securities Laws). No shares of preferred stock of any Company Subsidiary are issued and outstanding. Except for the capital stock and other equity interests of the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

4.03. Capitalization.

(a) The authorized capital stock of the Company consists of 225,000,000 shares of common stock, no par value, of the Company (the “Company Common Shares”) and 10,000,000 shares of preferred stock, no par value, of the Company (“Company Preferred Shares”). As of February 25, 2011, (i) 136,320,765 Company Common Shares were issued and outstanding, all of which are validly issued, fully paid and nonassessable and (ii) no Company Common Shares were held in the treasury of the Company. As of the date of this Agreement, no Company Preferred Shares are issued and outstanding.

(b) As of February 25, 2011, 12,320,452 Company Common Shares were subject to, and were reserved for issuance upon exercise of, outstanding Company Stock Options granted pursuant to the Incentive Plans.

(c) As of February 25, 2011, 14,040,874 Company Common Shares were subject to, and were reserved for issuance upon exercise of, outstanding warrants (each, a “Company Warrant”).

(d) As of February 25, 2011, no Company Common Shares were subject to restricted stock award or restricted stock unit agreements (each, a “Company Restricted Award”) that were to be issued after February 25, 2011.

(e) Since the close of business on February 25, 2011 to the date of this Agreement, no Company Common Shares, Company Preferred Shares, Company Stock Options, Company Warrants, or Company Restricted Awards have been issued by the Company, except Company Common Shares issued pursuant to the exercise of Company Stock Options. The Company has previously provided or made available to Parent complete and correct copies of each Incentive Plan, all forms of option agreement evidencing any Company Stock Option, all Contracts evidencing Company Warrants and all forms of restricted stock agreement and restricted stock unit agreement evidencing any Company Restricted Awards. All of the Company Stock Options have been granted to employees, consultants and directors of the Company and the Company Subsidiaries in the ordinary course of business pursuant to the Incentive Plans. Except as set forth in Section 4.03(e) of the Company Disclosure Schedule, all of the issued and outstanding Company Common Shares, Company Stock Options, Company Warrants and Company Restricted Awards have been issued in compliance with all applicable federal and state securities Laws or in accordance with exemptions therefrom and such issued and outstanding Company Common Shares, Company Stock Options, Company Warrants and Company Restricted Awards have not been repriced.

(f) Except as set forth in Section 4.03(f) of the Company Disclosure Schedule:

(i) there are no options, warrants, calls, Contracts, rights to subscribe to, scrip or other rights, agreements, arrangements or commitments of any character whatsoever, relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, or convertible into or exchangeable for shares of the capital stock of the Company or any Company Subsidiary;

(ii) there are no outstanding Contracts of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or the capital stock or other equity interests of any Company Subsidiary or to provide funds to or make any investment in any Company Subsidiary or any other Person;

(iii) except as set forth in the Company Charter, there are no Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third-party Contracts with respect to the voting of any such shares or which restrict the transfer of any such shares (except as contemplated by this Agreement); and

(iv) there is no Voting Debt of the Company or any Company Subsidiary outstanding.

(g) Section 4.03(g) of the Company Disclosure Schedule lists, as of February 25, 2011, the outstanding Company Stock Options and Company Warrants and the exercise prices thereof and all other equity awards that require the issuance of Company Common Stock.

(h) At the Effective Time, each Company Warrant shall be cancelled and shall thereafter represent only the right to receive the consideration set forth in Section 7.10(a) hereof.

4.04. Authority Relative to this Agreement; Validity and Effect of Agreements; Approval.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, including the Merger, other than the adoption of this Agreement by the holders of at least a majority of the outstanding Company Common Shares entitled to vote in accordance with the Corporations Code (the “Company Shareholder Approval”) and the filing of the Articles of Merger pursuant to the Corporations Code. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The Company Board at a meeting duly called and held on or prior to the date hereof has (i) determined that this Agreement and the transactions contemplated hereby, including, the Merger, are in the best interests of the Company, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend to the Company’s shareholders that they vote in favor of adopting and approving this Agreement and the Merger in accordance with the terms hereof.

4.05. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) conflict with or violate or result in a default under the Company Charter or Company Bylaws or the Organizational Documents of any Company Subsidiary, (ii) assuming that all Consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and other obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, (iii) require any Consent or other action by any Person under, or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments pursuant to any provision of any Company Material Contract binding upon the Company or any of the Company Subsidiaries or material Permit, or (iv) result in the creation of a Lien, except for Permitted Liens, on any property or asset of the Company or any Company Subsidiary, except, with respect to clauses (ii) and (iii), for such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, terminations, amendments, accelerations, cancellations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) No notices, reports or other filings are required to be made by the Company or any Company Subsidiary with, nor are any Consents, registrations, approvals, permits or authorizations required to be obtained or any actions required to be taken, by the Company or any of Company Subsidiary from, as applicable, any Governmental Authority or other Person in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, except for (i) compliance with the applicable requirements, if any, of the Exchange Act (including the filing of the Proxy Statement), (ii) any filings required under the rules and regulations of the NASDAQ OTC Bulletin Board (the “Nasdaq”), (iii) the filing of the Articles of Merger pursuant to the Corporations Code, (iv) any registration, filing or notification required pursuant to federal and state securities Laws, and (v) as disclosed in Section 4.05(b) of the Company Disclosure Schedule.

4.06. Permits; Compliance with Laws.

(a) The Company and Company Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from any Governmental Authority necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Permits”), and all such Permits are valid and in full force and effect, except where the failure to obtain, maintain or possess, or the suspension or cancellation of, any such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company and each Company Subsidiary is, and since December 31, 2009 each has been, in compliance with all Laws and Permits applicable to the Company or each Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound, except for any such violations which would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect. Notwithstanding anything contained in this Section 4.06(b), no representation or warranty shall be deemed to be made in this Section 4.06 in respect of the matters referenced in Section 4.07 (SEC Filings; Financial Statements), Section 4.11 (Employee Benefit Plans), Section 4.12 (Information Supplied) and Section 4.14 (Taxes).

(c) There is not pending or, to the Knowledge of the Company, threatened before any Governmental Authority any material proceeding, notice of violation, order of forfeiture or complaint or investigation against the Company or any Company Subsidiary relating to any of the Permits. The actions of the applicable Governmental Authorities granting all Permits have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the Knowledge of the Company, threatened any material application, petition, objection or other pleading with any Governmental Authority which challenges or questions the validity of or any rights of the holder under an Permit.

(d) The Company and each Company Subsidiary has developed a system for the maintenance of records and do maintain such records in compliance with such system and the requirements set forth by any Person responsible for establishing standards in the demand response market and in the market for wholesale sales of electric energy, capacity and related products in which the Company and each Company Subsidiary participate.

4.07. SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports and documents (including all exhibits) required to be filed by it with the United States Securities and Exchange Commission (the “SEC”) since July 1, 2005 (the “Company SEC Reports”). The Company SEC Reports (including all Company SEC Reports filed after the date of this Agreement), (i) complied with and will comply with applicable Law and the requirements of the Securities Act or the Exchange Act, as the case may be, in each case, as in effect as of the respective time of filing of such Company SEC Report and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports, including any Company SEC Reports filed after the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except that any unaudited interim financial statements do not contain the notes required by GAAP and were or are subject to normal and recurring year-end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate.

(c) The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company and the Company Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Company required by Section 302 of Sarbanes-Oxley with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Sarbanes-Oxley.

(d) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). To the Knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to the Company in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect the Company’s ability to record, process, summarize and report financial information and (ii) any material fraud known to the Company that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure regarding material weaknesses and fraud made by management to the Company’s auditors and audit committee since December 31, 2009. For purposes of this Agreement, a “significant deficiency” in controls means an internal control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in internal controls means a significant deficiency or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

4.08. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2010 (a) except as set forth in Section 4.08(a) of the Company Disclosure Schedule, the Company and each Company Subsidiary has conducted its business in the ordinary course of business consistent with past practice and neither the Company nor any Company Subsidiaries have taken any actions that would have been prohibited pursuant Section 6.01(b)(i), Section 6.01(b)(ii)(C), Section 6.01(b)(iii), Section 6.01(b)(vii), Section 6.01(b)(viii), Section 6.01(b)(ix), Section 6.01(b)(xi), Section 6.01(b)(xii), Section 6.01(b)(xiii), Section 6.01(b)(xiv), Section 6.01(b)(xvi) or Section 6.01(b)(xix) if such covenant had been in effect as of December 31, 2010 and (b) there has not been a Material Adverse Effect or an event occurrence, effect or circumstance which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

4.09. Absence of Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any liabilities required by GAAP to be reflected on a consolidated balance sheet of the Company, except for liabilities and obligations (a) reflected on or reserved against in the Company’s consolidated balance sheet as of December 31, 2010 included in the Company SEC Reports, (b) incurred in the ordinary course of business since December 31, 2010, (c) expressly permitted or contemplated by this Agreement, and (d) liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.10. Absence of Litigation. There is no Action pending against the Company or any of the Company Subsidiaries or any of its or their respective properties or assets. To the knowledge of the Company, except as set forth in Section 4.10 of the Company Disclosure Schedule, there is no Action threatened against the Company or any of the Company Subsidiaries or any of its or their respective properties or assets that would reasonably be expected to result in a Company Material Adverse Effect or challenge, prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of the Company Subsidiaries is subject to or bound by any Order.

4.11. Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all cafeteria, dependent care, disability, bonus, stock option, stock purchase, restricted stock, restricted stock unit, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts to which the Company or any ERISA Affiliate is a party or with respect to which the Company or any ERISA Affiliate could have any liability (collectively, the “Plans”). For purposes of this Section 4.11, a person or entity is an “ERISA Affiliate” of the Company if it is considered a single employer with the Company under Section 4001(b) of ERISA or Section 414 of the Code. No Plan provides benefits to any Person who is not a current or former employee, director or service provider of the Company or its ERISA Affiliates, or the dependents or other beneficiaries of any such Person.

(b) With respect to each Plan, to the extent applicable, the Company has made available to Parent copies, which are correct and complete in all respects, of the following: (i) each plan document (or, to the extent no such document exists, a written description of such Plan), including all applicable amendments and insurance contracts, (ii) each trust agreement, annuity contract, or other funding instrument, (iii) the three most recently filed annual reports (Forms 5500), including all schedules and attachments, (iv) the three most recently completed audited financial statements, (v) the most recently received IRS determination or opinion letter, (vi) the most recent summary plan description (or other descriptions of such Plan provided to employees) and all material modifications thereto, (vii) all nondiscrimination testing reports for the three most recently completed plan years, and (viii) any correspondence from a Governmental Authority related to potential noncompliance with applicable Laws.

(c) Except as set forth in Section 4.11(c) of the Company Disclosure Schedule, each Plan has been operated in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion letter issued by the IRS, and no fact or event has occurred since the date of such determination letter or opinion letter from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(d) Except as set forth in Section 4.11(d) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate sponsors or has sponsored any Plan that provides or provided for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any ERISA Affiliate, except as required by Section 4980B of the Code or applicable state Laws.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, no Plan, either individually or collectively, provides for any payment by the Company or any Company Subsidiary that would result in a “parachute payment” within the meaning of Section 280G of the Code after giving effect to the transactions contemplated by this Agreement. Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, the Company has made no payments, is not obligated to make any payments, and is not a party to a Plan that under any circumstances could obligate it to make any payments in the nature of compensation, that will not be deductible under Section 162 of the Code.

(f) No Plan is or has been subject to Sections 3(37), 3(40), or 302 of ERISA, Title IV of ERISA, or Sections 412, 413, 430, or 4971 of the Code, and neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to, has contributed to, or has been required to contribute to, any such plan or arrangement.

(g) The Company and each Company Subsidiary has made all payments and contributions to all Plans on a timely basis as required by the terms of each such Plan (and any insurance contract funding such plan) and any applicable Law. Full payment has been made of all amounts which the Company is required to pay under the terms of each of the Plans for the most recent plan year thereof ended prior to the date hereof and all such amounts payable with respect to the portion of the current plan year will be paid by the Company on or before the Effective Time.

(h) Except as set forth on Section 4.11(h) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any employees to severance pay or any increase in severance pay upon any termination of employment on or after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans, or (iii) limit or restrict the right of the Company or any Company Subsidiary or, after the consummation of the transactions contemplated hereby, the surviving entity, to merge, amend or terminate any of the Plans.

(i) No nonexempt “prohibited transactions,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, have occurred with respect to any Plan, and the Company has no liability under Section 4975 of the Code. The Company, its ERISA Affiliates, and their respective agents, employees, officers and directors have breached no fiduciary duty owed with respect to any Plan.

(j) Neither the Company nor any ERISA Affiliate has engaged in any transaction in connection with which the Company or any ERISA Affiliate could reasonably be expected to be subject to a criminal or civil penalty under ERISA, and no Plan, nor any trust which serves as a funding medium for any such Plan, is currently under examination by any Governmental Authority, or any court, other than applications for determinations pending with the IRS, and no such examination has been threatened. There are no pending claims, lawsuits or actions (other than ordinary course claims for benefits) with respect to any Plan, and no such claim, lawsuit, or action has been threatened.

(k) All “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Company Subsidiary is a party at all times since December 31, 2004 have complied with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) of the Code by their terms and have been operated in accordance with such requirements determined without regard to any actions or omissions by Parent as of or after the Effective Time. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No Plan requires the Company or any Company Subsidiary to gross up a payment to any former or current employee, officer, director or contractor of Company or any Company Subsidiary for Tax related payments under Section 409A of the Code.

(l) The exercise price of all Company Stock Options is at least equal to the fair market value of the Company Common Shares on the date such Company Stock Options were granted and such Company Stock Options are fully exempt from Section 409A of the Code, and neither the Company, any Company Subsidiary nor Parent has incurred any liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Stock Option.

4.12. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement relating to the Company Shareholders’ Meeting (as amended, supplemented or modified from time to time, the “Proxy Statement”), as required, will, at the time the Proxy Statement is first mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omission of any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

4.13. Intellectual Property. Section 4.13 of the Company Disclosure Schedule contains a true and complete list of all Intellectual Property owned or licensed by the Company. The Company has the exclusive right to bring actions for infringement of the Intellectual Property listed in Section 4.13 of the Company Disclosure Schedule and to retain any damages recovered in any such action.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses legally enforceable rights to use, subject to any existing licenses or other grants of rights to third parties, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) as of the date hereof, there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement of any material Intellectual Property rights of any person by the Company or any Company Subsidiaries for their use of the Company Intellectual Property, (ii) except as set forth in Section 4.13(a)(ii) of the Company Disclosure Schedule, as of the date hereof, the Company has not received any notice or other communication including an offer to license any Intellectual Property of any other Person or relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property of any other Person, (iii) to the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe any Intellectual Property rights of any person, (iv) as of the date hereof, neither the Company nor any Company Subsidiary has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property and (v) to the knowledge of the Company, no person is infringing any Company Intellectual Property.

(b) The Company is not obligated or under any liability to make any payments by way of royalties, fees or otherwise to any other entity with respect to the use of any Company Intellectual Property.

(c) To the knowledge of the Company, no portion of any software owned, developed, used, marketed, distributed, or licensed by the Company (collectively “Company Software”) contains any software routines designed to permit unauthorized access.

(d) Except as set forth in Section 4.13(d) of the Company Disclosure Schedule, all agents, consultants, and contractors, who have contributed to or participated in the conception or development of any of the Company Intellectual Property have executed appropriate instruments of assignment in favor of Company as assignee that have conveyed to the Company full, effective and exclusive ownership of all Intellectual Property thereby arising. All employees who have contributed to or participated in the conception or development of any of the Company Intellectual Property have created such materials in the scope of employment with the Company. The Company Intellectual Property is not, and to the knowledge of the Company, will not be, the subject of any claims of opposition from any employees or contract staff of the Company.

(e) To the knowledge of the Company, the Company has not made available to any third party (other than the Company’s employees, agents, consultants and contractors) any source code for the Company Software. The source code for the Company Software is supported by documentation, including coding comments. Standard back-up copies and working copies of the source code for the Company Software have been made and securely maintained under the sole control of Company.

(f) Except as set forth in Section 4.13(f) of the Company Disclosure Schedule, no Company Software is subject to the provisions of any open source or quasi-open source license agreement or any other agreement obligating the Company to make source code available to any third party or to publish or place in escrow source code and no open source code or quasi-open source code is incorporated into any product now or heretofore or currently proposed to be shipped by or on behalf of the Company. The Company has not licensed any software in source code form to any third party.

(g) Company has not (i) except in the ordinary course of business, entered into any Contract to indemnify any other Person against any charge of infringement of any Intellectual Property rights or (ii) granted any Person the right to bring any infringement action with respect to, or otherwise to enforce, any of the Company Intellectual Property.

4.14. Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) all Tax Returns required to be filed by or with respect to the Company or any of the Company Subsidiaries have been filed (except those under valid extension) and such Tax Returns are true, complete, and correct;

(b) all Taxes due and payable by the Company or any of the Company Subsidiaries have been timely paid, withheld, or adequately provided for in accordance with GAAP on the Company’s most recent consolidated financial statements contained in the Company SEC Reports;

(c) no deficiency for Taxes has been proposed, assessed or asserted in writing against the Company or any of the Company Subsidiaries that has not been finally resolved;

(d) neither the Company nor any of the Company Subsidiaries has granted any extension or waiver of the limitation period applicable to any income Tax Returns that remains in effect as of the date hereof;

(e) there are no liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of the Company Subsidiaries;

(f) neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation, or indemnification Contract (other than such a Contract exclusively between or among the Company and the Company Subsidiaries);

(g) neither the Company nor any of the Company Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law);

(h) the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports, including any Company SEC Reports filed after the date of this Agreement and prior to the Effective Time, reflect adequate accruals and reserves in accordance with GAAP for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods (and portions thereof) through the dates of such financial statements;

(i) no Taxes of the Company or any Company Subsidiaries are being contested and there are no audits, claims, assessments, levies or administrative or judicial proceedings regarding Taxes pending or proposed in writing against the Company or any Company subsidiaries; and

(j) neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of the Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) (or any comparable Laws of any state, local or foreign jurisdiction) in any taxable period for which an audit by the Internal Revenue Service has not yet closed.

4.15. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any real property owned or leased by the Company or the Company Subsidiaries and there are no facts or circumstances that could give rise to an Action based on Environmental Law.

4.16. Material Contracts.

(a) Other than (i) this Agreement, (ii) the Plans or (iii) as set forth on Section 4.16(a) of the Company Disclosure Schedule (which sets forth a reasonable categorization of the types of contracts listed therein), there is no Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound:

(i) that was not entered into in the ordinary course of business;

(ii) [intentionally left blank]

(iii) that is with a utility, independent system operator, regional transmission organization, municipality, cooperative or other similar Person;

(iv) that is in excess of Seventy-Five Thousand Dollars ($75,000) with any one customer of the Company or any Company Subsidiary;

(v) with any officer, employee, consultant, independent contractor, director, agent or any third party performing similar functions that is not cancelable by Company or the Company Subsidiary on notice of not longer than thirty (30) calendar days without liability, penalty or premium of any nature or kind whatsoever or under which the Company or any Company Subsidiary could incur obligations in excess of Seventy-Five Thousand Dollars ($75,000);

(vi) with any sales representative, sales agent or alliance partner that is not cancelable by Company or the Company Subsidiary on notice of not longer than thirty (30)

calendar days without liability, penalty or premium of any nature or kind whatsoever or under which the Company or any Company Subsidiary could incur obligations in excess of Seventy-Five Thousand Dollars ($75,000);

(vii) [intentionally left blank]

(viii) [intentionally left blank]

(ix) [intentionally left blank]

(x) that is a loan Contract, promissory note, letter of credit or other evidence of indebtedness, whether as a signatory, guarantor or otherwise;

(xi) which guarantees the payment or performance of any Person or pursuant to which the Company or any Company Subsidiary has agreed to act as a surety or is otherwise contingently or secondarily liable for the obligations of any Person;

(xii) with any Governmental Authority;

(xiii) that (A) is a consulting, development, joint development or other Contract relating to any Intellectual Property used in the operation of the Company or any Company Subsidiary under which the Company or any Company Subsidiary could incur obligations in excess of Seventy-Five Thousand Dollars ($75,000) or (B) requires the Company or any Company Subsidiary to assign, license or otherwise transfer or grant interests in any interest in any Intellectual Property with a value in excess of Seventy-Five Thousand Dollars ($75,000) used in the operation of the Company or any Company Subsidiary;

(xiv) that purports to limit the right of the Company or the Company Subsidiaries (A) to engage or compete in any line of business or (B) to compete with any Person or operate in any location, in the case of each of (A) and (B), in any respect material to the business of the Company and the Company Subsidiaries, taken as a whole;

(xv) involving a sharing of profits and losses by the Company or any Company Subsidiary with any other Person, including any joint venture, partnership or similar agreement;

(xvi) granting any Person a right of first refusal, a first offer or similar preferential right to purchase or acquire any right, asset or property of the Company or any Company Subsidiary or the capital stock or other securities of the Company or any Company Subsidiary;

(xvii) involving the acquisition by the Company or any Company Subsidiary or any business enterprise whether via stock, merger or asset purchase or otherwise;

(xviii) [intentionally left blank]

(xix) under which the Company or any Company Subsidiary has agreed to indemnify any third Person in any manner that would result in liabilities to Company on any Company Subsidiary in the excess of Seventy-Five Thousand Dollars ($75,000);

(xx) that is a settlement, conciliation or similar agreement with any Person; or

(xxi) under which the Company or any Company Subsidiary could incur obligations in excess of Seventy-Five Thousand Dollars ($75,000) in any calendar year following the Closing.

(Each such agreement and contract described in this Section 4.16(a) is referred to herein as a “Company Material Contract.”)

(b) Neither the Company nor any Company Subsidiary is in default in any material respect under any Company Material Contract to which it is a party, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default in any material respect thereunder or cause the acceleration of any of Company’s or the Company Subsidiary’s obligations thereunder or result in the creation of any Lien on any of the Company’s or any of the Company Subsidiary’s assets. No third party is in default in any material respect under any Company Material Contract to which the Company or any Company Subsidiary is a party, nor has any event or omission occurred that, through the passage of time or the giving of notice, or both, would constitute a default in any material respect thereunder, or give rise to an automatic termination, or the right of discretionary termination thereof. Each Company Material Contract to which the Company or a Company Subsidiary is a party is in full force and effect and is a valid and binding agreement enforceable against the Company or the Company Subsidiary, as the case may be, and, to the Knowledge of the Company, the other party or parties thereto in accordance with its terms.

4.17. Real and Personal Property.

(a) The Company does not own and, has not owned, any real property. With respect to all leases, subleases and other Contracts under which the Company or any Company Subsidiary uses or occupies any real property (“Real Property Leases”), (i) each Real Property Lease is valid, binding and in full force and effect and neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any other party thereto is in breach or default (with or without notice, lapse of time or both) under any Real Property Lease, and (ii) no termination event or condition or uncured default on the part of the Company or any Company Subsidiary or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease. The Company and each Company Subsidiary has a good and valid leasehold interest in each parcel of real property leased by it, free and clear of all Liens except for Permitted Liens. Neither the Company nor any Company Subsidiary has received notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation with respect to any material real property leased pursuant to any of the Real Property Leases.

(b) The Company and the Company Subsidiaries have (a) good and marketable title to, or (b) a valid and subsisting leasehold interest in, or the right to use, all personal property and assets used by them in connection with the conduct of their business as presently conducted by the Company or a Company Subsidiary, as the case may be, free and clear of all Liens, other than Permitted Liens.

4.18. Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to any employees of the Company or any Company Subsidiary.

(b) No labor union, labor organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification pending as of the date hereof, and there are no representation or certification proceedings or petitions seeking a representation proceeding pending as of the date hereof or, to the Knowledge of the Company, threatened as of the date hereof to be brought or filed with any labor relations tribunal or authority. To the Knowledge of the Company, there are no labor union organizing activities pending or threatened as of the date hereof with respect to any employees of the Company or any Company Subsidiary.

(c) Neither the Company nor any Company Subsidiary is currently engaged, or has in the four years prior to the Effective Time been engaged, in any layoffs or employment terminations sufficient in number to trigger application of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), the California WARN Act, California Labor Code section 1400 et seq., or any similar state, local or foreign law, and neither the Company nor any Company Subsidiary has any liabilities under the WARN Act, the California WARN Act or such state, local or foreign laws that have had or would reasonably be expected to have a Material Adverse Effect.

(d) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in violation of any term of any employment-related agreement, nondisclosure agreement, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any Company Subsidiary or (B) to the knowledge or use of trade secrets or proprietary information.

(e) To the Knowledge of the Company, no Key Employee of the Company or any Company Subsidiary intends to terminate his employment, whether on account of the transactions contemplated by this Agreement or for any other reason.

(f) The Company and each Company Subsidiary are and have been in compliance with all applicable Laws respecting employment and employment practices, including, all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where any failure to be in compliance would not reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Company, the Company and each Company Subsidiary are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any Order relating to employees or employment practices.

(g) From January 1, 2006 to the date of this Agreement, there has been no actual, or, to the Knowledge of the Company, threatened labor disputes, strikes, slowdowns, work stoppages or lockouts by or with respect to any employee of the Company or any Company Subsidiary.

(h) Neither the Company nor any Company Subsidiary has received (i) notice of any unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) written notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iii) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (iv) notice of any complaint, lawsuit or other proceeding pending or, to the Knowledge of the Company, threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, except for any notice pertaining to matters which would not reasonably be expected to result in a Material Adverse Effect.

4.19. Insurance. Except as set forth in Section 4.19 of the Company Disclosure Schedule, each insurance policy maintained by, at the expense of or for the benefit of the Company or any of the Company Subsidiaries with respect to its assets, properties or operations is in full force and effect and neither the Company nor any Company Subsidiary is in default with respect to its obligations under any such insurance policy, except as would not be reasonably expected to result in a Material Adverse Effect. The insurance coverage of the Company and the Company Subsidiaries is customary for business entities of similar size engaged in similar lines of business. Neither the Company nor any Company Subsidiary has received any written notice regarding any (i) cancellation or invalidation of any material insurance policy, (ii) refusal of any coverage or rejection of any material claim under any material insurance policy or (iii) material adjustment in the amount of premiums payable with respect to any material insurance policy.

4.20. Interested Party Transactions. Except as set forth in Section 4.20 of the Company Disclosure Schedule, there are no Contracts between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company or (c) any Affiliate of any such officer, director or record or beneficial owner, on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

4.21. Brokers. No Person other than UBS Securities LLC and Pagemill Partners, LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.22. Opinion of Financial Advisor. The Company has received an opinion of Pagemill Partners, LLC dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration to be received by the Company Shareholders in the Merger is fair, from a financial point of view, to such holders. A copy of such opinion has been provided to Parent prior to the date hereof, or will promptly be provided.

4.23. State Takeover Statutes. As of the date of this Agreement, the Company Board has taken and will duly and validly take all actions so that the restrictions applicable to business combinations contained in Chapter 60 of the Corporations Code are, and will be inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and any of the transactions contemplated hereby. No other “business combination,” “control share acquisition,” “fair price” or other anti-takeover Laws or regulations enacted under state of federal Laws in the United States or similar provisions in the Company Charter or Company Bylaws, or, to the Knowledge of the Company, any other state or foreign jurisdiction, apply to the Merger, this Agreement or any of the transactions contemplated hereby.

4.24. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any other Person on behalf of the Company or any Company Subsidiary makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided by or on behalf of the Company or any Company Subsidiary.

SECTION V. REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Except as expressly contemplated or permitted under this Agreement, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date of this Agreement and as of the Closing Date as follows:

5.01. Organization. Each of the Buyer Parties is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

5.02. Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by the Agreement. All the issued and outstanding shares of capital stock of Merger Sub are, and as of the Closing Date will be, owned of record and beneficially by Parent.

5.03. Authority Relative to this Agreement; Validity and Effect of Agreements. Each of the Buyer Parties has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of the Buyer Parties of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all requisite corporate action on behalf of each of the Buyer Parties. No other corporate proceedings on the part of either of the Buyer Parties are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, including the Merger. This Agreement has been duly and validly executed and delivered by the Buyer Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws or by general equity principles.

5.04. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the Buyer Parties do not, and the performance of each of the Buyer Parties’ obligations hereunder will not, (i) conflict with or violate the Organizational Documents of either of the Buyer Parties, (ii) assuming that all Consents, approvals, authorizations and other actions described in Section 5.04(b) have been obtained and all filings and obligations described in Section 5.04(b) have been made, conflict with or violate any Law applicable to any of the Buyer Parties or any of their Subsidiaries, or by which any of their properties or assets is bound, or (iii) require any Consent or other action by any Person under, or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments pursuant to any provision of any Contract or other instrument binding upon a Buyer Party or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of a Buyer Party or (iv) result in the creation of a Lien, except for Permitted Liens, on any property or asset of a Buyer Party, except, with respect to clauses (ii) and (iii), for such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, terminations, amendments, accelerations, cancellations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) No notices, reports or other filings are required to be made by the Buyer Parties with, nor are any Consents, registrations, approvals, permits or authorizations required to be obtained or any actions required to be taken, by the Buyer Parties from, as applicable, any Governmental Authority or other Person in connection with the execution, delivery and performance of this Agreement by the Buyer Parties and the consummation by the Buyer Parties of the Merger and the other transactions contemplated hereby, except for the filing of the Articles of Merger pursuant to the Corporations Code and any actions required pursuant to their respective Organizational Documents.

5.05. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, as required, will, at the time the Proxy Statement is first mailed to the Company Shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Buyer Parties with respect to statements made or incorporated by reference therein based on information supplied or omitted by the Company for inclusion or incorporation by reference therein.

5.06. Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened in writing against the Buyer Parties that would reasonably be expected to have a Parent Material Adverse Effect.

5.07. Availability of Funds. Parent will have sufficient funds at the Closing necessary for the payment of the Merger Consideration and to pay such other amounts payable pursuant to this Agreement.

5.08. No Ownership of Company Capital Stock. Neither Parent nor Merger Sub, nor any of their respective Affiliates, is or has been during the past three (3) years an “interested shareholder” of the Company as defined in Section 60.825 of the Corporations Code. Neither Parent nor Merger Sub, nor any of their respective Affiliates, beneficially owns, directly or indirectly, or is the record holder of (or during the past three (3) years has beneficially owned, directly or indirectly, or been the record holder of), and is not (and has not during the past three (3) years been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any Company Common Shares or any option, warrant or other right to acquire any Company Common Shares.

5.09. Other Agreements or Understandings. Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Merger Sub or any Affiliate of Parent, on the one hand, and any member of the Company Board or management of the Company or any person that beneficially owns 5% or more of the shares or of the outstanding capital stock of the Company, on the other hand.

5.10. Brokers. No Person other than Harris Williams & Co. is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyer Parties or any of their Affiliates.

5.11. No Additional Representations.

(a) Each of the Buyer Parties acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company Subsidiaries which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business and assets of the Company and the Company Subsidiaries.

(b) Each the Buyer Parties acknowledges that: (i) neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to the Buyer Parties and each of their respective Representatives except as expressly set forth in SECTION IV; and (ii) except as set forth in this Agreement, neither the Company, its Affiliates, or their respective Subsidiaries, shareholders, controlling persons, Representatives nor any other person, shall be subject to any liability or responsibility whatsoever to the Buyer Parties or their respective Affiliates or any of their respective Subsidiaries, shareholders, controlling persons, Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) resulting from or based upon the Company’s making available to the Buyer Parties any information or Parent’s use of any such information. The term “information” as used in this Section 5.11(b) includes any information, documents or material in the due diligence materials provided to the Buyer Parties and their respective Representatives, including in the “data room,” management presentations (formal or informal), any statement, document or agreement delivered pursuant to this Agreement, any financial statements and any projections, forecasts, estimates or other forward-looking information (including in any management presentations, information or descriptive memorandum, supplemental information or other materials or information with respect to any of the foregoing) provided or otherwise made available to the Buyer Parties or any of their Affiliates, shareholders, controlling persons or Representatives or in any other form in connection with the transactions contemplated by this Agreement.

SECTION VI. CONDUCT OF BUSINESS PENDING THE MERGER

6.01. Conduct of Business by the Company Pending the Merger.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, except (i) as specifically permitted or specifically provided for in this Agreement, (ii) as required by applicable Law or Governmental Authority, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of the Company Subsidiaries to, conduct its business in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact the business organization of the Company and the Company Subsidiaries and maintain existing relations and goodwill with Governmental Authorities, public utilities commissions, customers, suppliers, creditors, lessors, officers and employees and keep available the services of its existing employees.

(b) Except (i) as specifically permitted or specifically provided for in this Agreement, (ii) as required by applicable Law or Governmental Authority, (iii) as set forth in Section 6.01 of the Company Disclosure Schedule or (iv) with the prior written consent of Parent, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement, the Company shall not do, or permit any Company Subsidiary to do, any of the following:

(i) amend or otherwise change any provision of the Company Charter, the Company Bylaws or similar organizational documents, as applicable, or the Organizational Documents of any Company Subsidiary;

(ii) (A) issue, sell, pledge, deliver, transfer, dispose of or encumber or agree or commit to issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of any class of capital stock of the Company or any Company Subsidiary or grant any options (including Company Stock Options), warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Company Subsidiary, or grant any Person any right the value of which is based on the value of the Company Common Stock or other capital stock, other than (1) the issuance of Company Common Shares reserved for issuance on the date hereof pursuant to outstanding Company Stock Options disclosed in Section 4.03(g) of the Company Disclosure Schedule or outstanding Company Restricted Stock disclosed in Section 4.11(a) of the Company Disclosure Schedule and outstanding on the date hereof in the ordinary course of business of the Incentive Plans, and (2) the sale of Company Common Shares pursuant to the exercise of Company Stock Options if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, (B) repurchase, redeem or otherwise acquire any securities or equity equivalents except in connection with the cashless exercise of Company Stock Options, or in connection with the satisfaction of applicable tax withholding obligations upon the vesting of Company Restricted Stock, in accordance with the terms and conditions of the appropriate Incentive Plan, (C) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares of the Company’s capital stock or the shares of stock or other equity interests in any Company Subsidiary that is not directly or indirectly wholly owned by the Company or (D) split, combine or reclassify any shares, stock or other equity interests of the Company or any Company Subsidiary or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, stock or other equity interests;

(iii) except for capital expenditures permitted by Section 6.01(b), acquire, directly or indirectly, (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any assets or properties exceeding $50,000;

(iv) make or agree to make any capital expenditures or any obligations or liabilities in respect thereof in excess of $50,000, in the aggregate, except those approved by the Company Board prior to the date hereof and, with respect to fiscal 2011, within the aggregate amount of such capital expenditures category within the Company’s capital budget for fiscal 2011 (previously made available to Parent);

(v) sell, lease, license, encumber or otherwise dispose of or abandon, or agree to sell, lease, license, encumber or otherwise dispose of or abandon, in whole or in part, any assets or properties having a fair market value in excess of $50,000 in the aggregate except (A) sales in the ordinary course of business, (B) pursuant to Contracts in force on the date of this Agreement (without any amendment or waiver of the terms thereof), (C) dispositions of obsolete or worthless assets, or (D) the lease of additional space at the Company’s headquarters and a new office lease for the Company’s Portland office when the existing lease expires in June 2011;

(vi) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, other than (A) indebtedness for borrowed money incurred in the ordinary course of business (which shall be deemed to include, without limitation, draws or standby letters of credit under the Company’s existing line of credit facility with Silicon Valley Bank), or (B) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries;

(vii) except as required by applicable Law, materially amend or terminate any Company Material Contract or enter into any new Contract that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 4.16(a) of the Company Disclosure Schedule as a Company Material Contract, other than customer Contracts entered into in the ordinary course of business consistent with past practice;

(viii) modify or change in any respect, fail to renew or permit to lapse any Permit (including any ruling or approval of any Governmental Authority) that would be material to the Company and the Company Subsidiaries taken as a whole;

(ix) enter into any Contract or arrangement that limits or otherwise restricts the Company, any Company Subsidiary or any successor thereto from engaging or competing in any line of business or in any location;

(x) except as required by applicable Law or by the terms of the Plans and except for the increase in compensation to the Key Employees to match the post-closing compensation offered to them by Parent, (A) increase or accelerate the compensation or benefits payable to its employees, other than increases made in the ordinary course of business consistent with past practice; provided such ordinary course increases do not result in an increase in the base salary of any one employee by more than five percent (5%) of the base salary payable to such employee; and provided further that this clause (A) shall not prohibit the payment of bonuses to employees of the Company or any Company Subsidiary under the EnergyConnect, Inc. Incentive Plan as in effect for calendar year 2010 that remain unpaid as of the date of signing of this Agreement, provided that all liability of the Company and the Company Subsidiaries with respect to each such bonus has been fully accrued in the books and records of the Company and the Company Subsidiaries as of the date of signing of this Agreement, nor does it prohibit the payment, immediately prior to the Effective Time, of pro-rata bonuses to employees of the Company or any Company Subsidiary under the EnergyConnect, Inc. Incentive Plan as in effect for calendar year 2011 in an amount not to exceed $61,250 for Q1, $61,250 for Q2 and $122,500 for 50% of calendar year 2011, (B) make any employer contributions to the EnergyConnect Group, Inc. 401(k) Retirement Plan, (C) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or Contract with any director, officer or employee or establish, adopt, enter into or amend any Plan other than offer letters and/or employment agreements, entered into in the ordinary course of business and consistent with past practice, with newly hired employees who are terminable at will, (D) pay, loan or advance any amount to or in respect of, or sell, transfer or lease any properties or assets to, or enter into any Contract or transaction with or on behalf of, any officer, director or active or former employee of the Company, any of the Company Subsidiaries or any of their Affiliates, or any business or entity in which the Company, any Company Subsidiary or any of their Affiliates or any relative of any such Person who has any material, direct or indirect, interest, except for payment of directors’ fees, payment of compensation to the officers and employees of the Company in the ordinary course of business and advancement or reimbursement of expenses in the ordinary course of business, (E) make officer title promotions, or (F) amend or take, or omit to take, any action with respect to any existing arrangement in a manner that would result in additional Tax payable by an employee of the Company or any Company Subsidiary under Section 409A of the Code;

(xi) terminate any Key Employee, announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary other than routine employee terminations;

(xii) except as required by Law or changes in GAAP which become effective after the date of this Agreement, change any of its accounting policies (whether for financial accounting or Tax purposes);

(xiii) make any material Tax election or settle or compromise any material Tax liability;

(xiv) pay, discharge, settle or satisfy any Action, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) or consent to the same, other than any settlement, payment, discharge or satisfaction where the amounts paid or to be paid are (A) covered by insurance coverage maintained by the Company or (B) that involve only the payment of monetary damages not in excess of $75,000 in the aggregate, or waive, release, grant or transfer any rights or claims of substantial value;

(xv) take any action that would (A) result in any of the covenants of the Company or the Company Subsidiaries in this Agreement to be breached or (B) any representation or warranty of the Company contained in this Agreement which is qualified as to materiality becoming untrue as of the Effective Time or any representation or warranty not so qualified becoming untrue in any material respect as of the Effective Time, provided that representations made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

(xvi) without limiting the provisions of Section 7.03, below, and, in each case, other than the Merger or in connection with a Superior Proposal, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries or alter the corporate structure of the Company or any Company Subsidiary or the ownership of any Company Subsidiary;

(xvii) permit any insurance policy naming it as beneficiary or loss payee to be cancelled or terminated, except in the ordinary course of business;

(xviii) enter into any new line of business outside the businesses being conducted by the Company and the Company Subsidiaries on the date hereof; or

(xix) announce an intention, or enter into any Contract or otherwise make a commitment, to do any of the foregoing.

6.02. Conduct of Business by Buyer Parties Pending the Merger. The Buyer Parties agree that, between the date of this Agreement and the Effective Time, except as specifically permitted or specifically provided for in this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that could be expected to materially delay or impair the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any Contract or otherwise make a commitment to take any such action.

SECTION VII. ADDITIONAL AGREEMENTS

7.01. Company Proxy Statement; Other Filings; Shareholders’ Meeting.

(a) On or before the fifteenth (15th) Business Day following the date of this Agreement, the Company shall prepare (in consultation with Parent and after taking into account any comments made by Parent) and file with the SEC the Proxy Statement and all Other Filings that are required to be filed by the Company in connection with the transactions contemplated hereby. Parent and the Company shall cooperate with one another in connection with the preparation of the Proxy Statement and shall furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Proxy Statement. The Company shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement and to cause the Proxy Statement, together with the requisite notice of dissenters’ rights, to be mailed to the Company Shareholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

(b) The Company shall promptly notify Parent of (i) the receipt of any comments from the SEC or its staff and all other written correspondence and oral communications with the SEC or its staff relating to the Proxy Statement and (ii) any request by the SEC or its staff for any amendment or supplement to the Proxy Statement or for additional information with respect thereto. The Company shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. All filings by the Company with the SEC in connection with the transactions contemplated by this Agreement, including the Proxy Statement and any amendment or supplement thereto, shall be subject to the prior review and comment of Parent, and all mailings to the Company Shareholders in connection with the Merger and the other transactions contemplated by this Agreement shall be subject to the prior review and comment of Parent, and the Company shall include in such Proxy Statement, amendment, supplement, response or mailing comments reasonably proposed by Parent.

(c) If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement or Other Filings, so that the Proxy Statement or Other Filings would not include any misstatement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Shareholders.

(d) The Company, acting through the Company Board, shall, in accordance with the Corporations Code, the Company Charter and Company Bylaws, promptly and duly call, give notice of, convene and hold as soon as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC, a meeting of the Company Shareholders (the “Company Shareholders’ Meeting”) for the sole purpose of seeking the Company Shareholder Approval and shall (i) except as otherwise provided in Section 7.03, recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its commercially reasonable efforts to solicit such adoption. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company Shareholders in advance of the vote to be held at the Company Shareholders’ Meeting or, if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting.

7.02. Access to Information; Confidentiality.

(a) Upon reasonable prior notice and subject to applicable Law, from the date hereof until the earlier to occur of the termination of this Agreement in accordance with Section 9.01 and the Effective Time, the Company shall, and shall cause the Company Subsidiaries and the Representatives of the Company and the Company Subsidiaries to, afford Parent, following notice from Parent to the Company in accordance with this Section 7.02, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and the Company Subsidiaries, and all other financial, operating and other data and information as Parent may reasonably request. Notwithstanding the foregoing, the Company and the Company Subsidiaries shall not be obligated to disclose (i) any competitively sensitive information, (ii) any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information (provided that the Company shall use its reasonable best efforts to enter into a joint defense or similar agreement to prevent the loss of any such privilege), or (iii) any information that would result in a breach of the confidentiality obligations of the Company or any Company Subsidiary under a Contract to which the Company or any of the Company Subsidiaries is a party if the Company shall have used commercially reasonable efforts to obtain the consent of such third Person to such inspection or disclosure. Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least two (2) Business Days prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable. The Company shall be entitled to have Representatives present at all times during any such inspection. No investigation pursuant to this Section 7.02 or information provided, made available or delivered to Parent or its Representatives pursuant to this Section 7.02 shall affect any representations, warranties, conditions or rights of the parties hereto contained in this Agreement.

(b) Prior to the Effective Time, all information obtained by Parent pursuant to this Section 7.02 shall be kept confidential in accordance with the confidentiality agreement, dated November 30, 2010, between Parent and the Company (the “Confidentiality Agreement”).

7.03. No Solicitation of Transactions by the Company.

(a) Neither the Company, a Company Subsidiary nor any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or Affiliate (collectively, “Representatives”) of the Company or any Company Subsidiary shall (directly or indirectly), (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Company Acquisition Proposal, (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Acquisition Proposal or (iii) enter into a Contract (other than a confidentiality agreement entered into in accordance with the provisions of this Agreement) with respect to a Company Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to obtaining the Company Shareholder Approval or the earlier termination of this Agreement in accordance with its terms, following the receipt by the Company or any Company Subsidiary of a Company Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of this Section 7.03(a)), the Company Board may (directly or through its Representatives) (x) contact such Person and its advisors for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal is, or is reasonably likely to lead to, a Company Superior Proposal and (y) if the Company Board determines in good faith after consultation with its Representatives that such Company Acquisition Proposal is, or is reasonably likely to lead to, a Company Superior Proposal, the Company Board may (1) furnish non-public information with respect to the Company and the Company Subsidiaries to the Person who made such Company Acquisition Proposal pursuant to a confidentiality agreement executed by the Company and such Person (provided that the Company has previously or concurrently furnished such information to Parent), (2) participate in negotiations regarding such Company Acquisition Proposal and (3) following receipt of a Company Acquisition Proposal that constitutes a Company Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 9.01(f).

(b) The Company Board shall not, directly or indirectly, (i) (A) withdraw (or amend or modify in a manner adverse to Parent) or publicly propose to withdraw (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability of the Company Board of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) (it being understood that a “stop, look and listen” communication by the Company Board to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or the taking of a neutral or no position with respect to any Company Acquisition Proposal shall not constitute an Adverse Recommendation Change so long as the Board reiterates its recommendation in favor of the Merger within seven (7) calendar days following such “stop, look and listen” communication) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (other than a confidentiality agreement referred to in Section 7.03(a)) (A) constituting or that could reasonably be expected to lead to any Company Acquisition Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, if, at any time prior to obtaining the Company Shareholder Approval, (1) the Company has received a proposal that constitutes a Company Superior Proposal (after giving effect to the terms of any revised offer by Parent pursuant to Section 9.01(f)), (2) the Company has determined, in consultation with its Representatives, that failure to take the actions set forth in clause (x) or (y) below would be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (3) neither the Company, any Company Subsidiary nor any Representative has breached the provisions of this Section 7.03; the Company Board may, after complying with the provisions of Section 9.01(f), (x) in connection with such Company Superior Proposal, make an Adverse Recommendation Change or (y) terminate this Agreement pursuant to, and subject to compliance with, Section 9.01(f).

(c) The Company shall advise Parent orally and in writing of any Company Acquisition Proposal or of any request made to the Company for information or inquiry that could reasonably be expected to result in, any Company Acquisition Proposal (in each case within twenty-four (24) hours of receipt thereof), and the Company shall provide Parent (within such twenty-four (24) hour time frame) a copy of such Company Acquisition Proposal (including any changes thereto) and the identity of the Person making any such Company Acquisition Proposal. The Company shall keep Parent informed on a prompt basis of the status (including any change to the terms and conditions thereof) of any such Company Acquisition Proposal and the status of any discussions or negotiations related thereto. The Company agrees that it and the Company Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent. The Company shall promptly notify Parent upon determination by the Company Board that a Company Acquisition Proposal is a Company Superior Proposal.

(d) Nothing in this Section 7.03 or elsewhere in this Agreement shall prevent the Company and the Company Board from taking and disclosing any position or disclosing any information required to be disclosed under applicable Law or in compliance with or otherwise complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to a Company Acquisition Proposal provided that such position is consistent with the Company’s obligations hereunder. In addition, nothing in this Section 7.03 or elsewhere in this Agreement shall prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

7.04. Employee Benefits Matters. Exhibit C attached hereto sets forth certain agreements of the parties with respect to the manner in which various benefit and compensation matters will be handled prior to and after the Effective Time for employees and directors of the Company and the Company Subsidiaries. The provisions of this Section 7.04 (including Exhibit C) are solely for the benefit of the parties to this Agreement, no current or former employee or any other individual associated therewith shall be regarded as a third party beneficiary of this Agreement, and nothing herein shall be deemed to be a guarantee of employment or construed as an amendment to any Company Benefit Plan for any purpose.

7.05. Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Company Common Shares or Company Stock Options (or Company Common Shares acquired upon the vesting of any Company Stock Options) pursuant to this Agreement shall be an exempt transaction for purposes of Section 16.

7.06. Directors’ and Officers’ Indemnification and Insurance of the Surviving Corporation.

(a) Parent and the Surviving Corporation agree that the indemnification obligations set forth in the Company Charter and Company Bylaws shall survive the Merger (and, prior to the Effective Time, Parent shall cause the Organizational Documents of Merger Sub to reflect such provisions) and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any Company Subsidiary or who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by Law.

(b) The Company shall purchase one or more prepaid policies to provide to the Company’s current directors and officers an insurance and indemnification policy that provides for six (6) years from the Effective Time, coverage for events occurring prior to the Effective Time that is no less favorable than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage for the period of six (6) years from the Effective Time; provided, however, that prior consent from Parent shall be necessary if the total cost to the Company for such prepaid policies is more than $100,000. Parent shall, and shall cause the Company to, maintain any such prepaid policies purchased by the Company prior to the Effective Time in full force and effect, and continue to honor the obligations thereunder. The obligations under this Section 7.06 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.06 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.06 applies shall be third party beneficiaries of this Section 7.06).

(c) In the event the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.06.

(d) The provisions of this Section 7.06 shall inure to the benefit of, and be enforceable by, each individual identified in Section 7.06(a) and his or her heirs and representatives, and are in addition to and not in substitution for, any other right to indemnification or contribution that such person may have under the Organizational Documents of the Company or the Surviving Corporation, under the Law or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each such indemnified Person under this Section 7.06.

7.07. Further Action; Best Efforts. As promptly as reasonably practicable, the Company, Parent and Merger Sub shall (a) obtain all Permits required under applicable Law (including all rulings and approvals of Governmental Authorities) as a result of consummation of the transactions contemplated by this Agreement, including the Merger (collectively, “Governmental Licenses”), (b) obtain all Consents required under Company Material Contracts or Permits to which the Company or any of the Company Subsidiaries is a party or by which it is bound, and (c) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the Merger and the transactions contemplated by this Agreement as soon as practicable. Notwithstanding the foregoing, the Company shall not (and shall not permit any Company Subsidiary to) pay any consent fee, waive any material rights, materially amend the terms of any Contract or agree to hold separate or dispose of any assets or make any material changes to the operations or business of the Company or Parent or any of their respective Affiliates, or commit to do any of the foregoing, in connection with obtaining any Governmental Licenses or Consents, in each case without the prior written consent of Parent in its sole discretion.

7.08. Public Announcements. The parties hereto agree that no public release or announcement concerning the Merger or the transactions contemplated by this Agreement shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

7.09. Notification of Certain Matters. From and after the date of this Agreement until the Effective Time, the Company and Parent shall notify each other in writing promptly after (a) becoming aware of (i) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of such party to comply with any covenant or agreement to be complied with by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, (b) receiving any notice or other communication from any Governmental Authority, utility, independent system operator, market regulator or regional transmission organization in connection with the Merger or other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or (c) any Action is commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of its Subsidiaries which relate to the Merger; provided, however, that the delivery of any notice pursuant to this Section 7.09 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to either party, and the failure to deliver any such notice shall not affect any of the conditions set forth in SECTION VIII; and provided, further, that the delivery of any notice pursuant to this Section 7.09 shall not cause the failure of any condition set forth in SECTION VIII to be satisfied nor shall the delivery of any such notice be deemed an admission that any condition in SECTION VIII, is not or will not be satisfied or that there has been any Material Adverse Effect.

7.10. Warrants; Notices to Warrant and Option Holders.

(a) The Company shall take all actions necessary to ensure that, at the Effective Time, each Company Warrant then outstanding, whether or not then exercisable or vested, shall be cancelled by the Company in exchange for the right to receive an amount in cash (without interest and less any applicable Taxes required to be withheld in accordance with Section 3.05 with respect to such payment) determined (except to the extent a Black-Scholes calculation is applicable under the four warrants granted in connection with the Company’s Silicon Valley Bank facility) by multiplying (x) the excess (if any) of the Merger Consideration over the applicable exercise price per share of such Company Warrant by (y) the number of Company Common Shares subject to such Company Warrant (the “Warrant Consideration”). Payment of the Warrant Consideration shall be made as soon as practicable after the Effective Time but in any event within five (5) Business Days following the Effective Time.

(b) Prior to the Effective Time, the Company shall deliver to the holders of Company Stock Options and Company Warrants appropriate notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement. The Company shall take all action as is necessary prior to the Effective Time to terminate all Incentive Plans so that at and after the Effective Time, no current or former employee, director, consultant or other person shall have any option to purchase or right to receive any Company Stock Options for his or her benefit, except to the extent provided in Section 3.01. Not more than ten (10) nor less than three (3) Business Days prior to the anticipated Effective Time, the Company shall deliver to Parent a list, in form reasonably acceptable to Parent, of the number of Company Stock Options and Company Warrants expected to be outstanding immediately prior to the Effective Time, and the names of the holders thereof and in each case together with the applicable mailing addresses, tax identification numbers and other information relating to such holders and participants as Parent may reasonably require in connection with the payments to be made pursuant to Section 3.01. Parent may take such actions, as promptly as practicable, prior to making any payment under Section 3.01, as are reasonably necessary and appropriate in order to verify the right of any person to receive such a payment hereunder, the identifying information relating to such person and whether any withholding is required with respect thereto and, if so, the amount thereof.

7.11. State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is, or may become, applicable to any transaction contemplated by this Agreement, the parties shall use commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on such transaction.

SECTION VIII. CONDITIONS TO THE MERGER

8.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing at or prior to the Effective Time of the following conditions:

(a) The Company Shareholder Approval shall have been obtained by the Company; and

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or prohibiting consummation of the Merger.

8.02. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver by the Company in writing at or prior to the Effective Time of the following additional conditions:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects when made and as of the Effective Time as if made at such time (except to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date), interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms, except where the failure of all such representations and warranties to be true and correct, in the aggregate, has not had, or would not reasonably be expected to have a Parent Material Adverse Effect;

(b) Each of Parent and Merger Sub shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Parent and certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

8.03. Condition to the Obligations of the Buyer Parties. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent in writing at or prior to the Effective Time of the following additional conditions:

(a) The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects when made and as of the Effective Time as if made at such time (except to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date), interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term Material Adverse Effect, except where the failure of all such representations and warranties to be true and correct, in the aggregate, has not had, or would not reasonably be expected to have a Material Adverse Effect;

(b) The Company shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Effective Time;

(c) Since the date of this Agreement, there shall have been no Material Adverse Effect and no event or circumstance shall have occurred that would reasonably be expected to result in a Material Adverse Effect;

(d) The Company shall have obtained the requisite approval of the Merger and the transactions contemplated hereby from Silicon Valley Bank;

(e) The Company shall have obtained the requisite approval of the Merger and the transactions contemplated hereby from any utility, independent system operator or market regulator whose approval is required by contract or Law;

(f) The Company shall have obtained the requisite approval of the Merger and the transactions contemplated hereby from the U.S. Federal Energy Regulatory Commission;

(g) The Company shall have obtained written and binding cancellation acknowledgments from the holders of the Specified Warrants or such warrants shall have expired in accordance with their terms, and there shall be no other options or warrants granted by the Company to purchase equity securities of the Company remaining outstanding as of the Closing that would continue to represent a right to purchase equity securities following the Closing; and

(h) The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by an officer of the Company and certifying as to the satisfaction of each of the conditions specified in Section 8.03.

8.04. Frustration of Conditions. None of the Company or the Buyer Parties may rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.07.

SECTION IX. TERMINATION, AMENDMENT AND WAIVER

9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after obtaining the Company Shareholder Approval, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before August 2, 2011 (the “Outside Date”) unless extended by agreement of the parties; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date;

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, Order or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger (“Governmental Order”); provided, however, that the terms of this Section 9.01(c) shall not be available to any party unless such party shall have used its reasonable best efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger;

(d) by either Parent or the Company if the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting;

(e) by Parent, if an Adverse Recommendation Change shall have occurred;

(f) by the Company, if at any time prior to obtaining the Company Shareholder Approval, (i) the Company Board has received a Company Superior Proposal, (ii) the Company is in compliance in all material respects with Section 7.03, (iii) the Company shall have first given Parent at least five (5) Business Days notice of its intent to terminate pursuant to this Section 9.01(f), which notice shall attach the most recent draft of any agreement with respect to, and specify the terms and conditions of any such Company Superior Proposal (including the identity of the Person or group of Persons making the Company Superior Proposal) and any material modifications to any of the foregoing and during the five (5) Business Day period immediately following the delivery of such notice, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that the Company Superior Proposal ceases to constitute a Company Superior Proposal and would enable the parties to proceed with the transactions contemplated herein on such adjusted terms; provided, that, if during the five (5) Business Day notice period any revisions are made to the Company Superior Proposal and the Company Board in its good faith judgment determines such revisions are material (it being understood that any change in the purchase price or form of consideration in such Company Superior Proposal shall be deemed a material revision), the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 9.01(f) with respect to such new written notice, except that the new notice period shall be three (3) Business Days, (iv) after taking into account any amendment to this Agreement entered into, or to which Parent irrevocably covenants to enter into, within such five (5) Business Day period and for which all internal approvals of Parent have been obtained since receipt of such notice, such Company Superior Proposal continues to constitute a Company Superior Proposal and (v) the Company pays to Parent the Termination Fee in accordance with Section 9.03(b)(i) concurrently with or prior to such termination;

(g) by the Company, upon a breach of any covenant or agreement on the part of the Buyer Parties set forth in this Agreement, or if any representation or warranty of the Buyer Parties shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b), as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Outside Date and (y) ten (10) Business Days after Parent receives notice of such breach from the Company; or

(h) by Parent, upon a breach of any covenant or agreement on the part of the Company or any Company Subsidiary set forth in this Agreement, or if any representation or warranty of the Company shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b), as the case may be, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Outside Date and (y) ten (10) Business Days after Parent receives notice of such breach from the Company.

9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the provisions of Section 1.01(c), Section 7.02(b), this Section 9.02, Section 9.03 and SECTION X shall survive any such termination; provided, however, that nothing herein shall relieve any party hereto from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

9.03. Fees and Expenses.

(a) Except as otherwise set forth in this Section 9.03, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b) In the event this Agreement shall be terminated:

(i) by the Company pursuant to Section 9.01(f), the Company shall pay to Parent the Termination Fee as directed by Parent in writing in immediately available funds within three (3) Business Days of such termination;

(ii) (A) either (i) by the Parent pursuant to Section 9.01(h), or (ii) due to the expiration of the Outside Date because the Company breached its representations and warranties or failed to fulfill its obligations under this Agreement and such breach or failure materially contributed to the failure of the Effective Time to occur on or before the Outside Date, and (B) within twelve (12) months following such termination, the Company enters into a definitive agreement to consummate or consummates such Company Acquisition Proposal, then the Company shall pay to Parent the Termination Fee as directed by Parent in writing in immediately available funds upon entering into of such definite agreement or concurrently with the consummation of such Company Acquisition Proposal. For purposes of this Section 9.03(b)(ii), “50%” shall be substituted for “15%” in the phrases dealing with assets and “50%” shall be substituted for “15%” in phrases dealing with equity securities or voting power in the definition of Company Acquisition Proposal; or

(iii) (A) (x) by Parent or the Company pursuant to Section 9.01(d) or (y) by Parent pursuant to Section 9.01(e) (B) if at or prior to the date of the Company Shareholders’ Meeting, a Company Acquisition Proposal shall have been publicly announced (and not withdrawn) prior to such date and (C) concurrently with such termination or within twelve (12) months following such termination, the Company enters into a definitive agreement to consummate or consummates such Company Acquisition Proposal, then the Company shall pay to Parent the Termination Fee as directed by Parent in writing in immediately available funds upon entering into of such definite agreement or concurrently with the consummation of such Company Acquisition Proposal. For purposes of this Section 9.03(b)(ii), “50%” shall be substituted for “15%” in the phrases dealing with assets and “50%” shall be substituted for “15%” in phrases dealing with equity securities or voting power in the definition of Company Acquisition Proposal.

(iv) For purposes of this Agreement, “Termination Fee” means One Million Six Hundred Thousand Dollars ($1,600,000).

(v) Each of Parent and Merger Sub acknowledges and agrees that in the event that Parent is entitled to receive the Termination Fee pursuant to this Agreement, the right of Parent to receive such amount shall constitute each of the Buyer Parties’ sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement regardless of the circumstances giving rise to such termination; provided, however, that if the Company breaches its covenants set forth in Section 7.03, Parent shall be entitled to recover its actual damages caused by such breach in excess of the Termination Fee.

(vi) The Company shall bear and pay all of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement.

9.04. Waiver. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent and Merger Sub). The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION X. GENERAL PROVISIONS

10.01. Non-Survival of Representations and Warranties. The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time.

10.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

JOHNSON CONTROLS HOLDING COMPANY, INC.

5757 North Green Bay Avenue

P.O. Box 591-M4

Milwaukee, WI 53209

Fax: (414) 524-5520

Attention: David Sislowski, Esq.

      Senior Group Counsel BE

with copies to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI 53211

Fax: (414) 273-5198

Attention: Mark C. Witt, Esq.

      Danielle M. Machata, Esq.

if to the Company:

ENERGYCONNECT GROUP, INC.

901 Campisi Way, Suite 260

Campbell, CA 95008

Fax: (408) 370-3322

Attention: Kevin R. Evans

      Chief Executive Officer

with copies to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, CA 94025

Fax: (650) 614-7401

Attention: Peter Cohn, Esq.

      Lowell D. Ness, Esq.

10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or the application of this Agreement to any person or circumstance is invalid or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party. To such end, the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

10.04. Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that, after Company Shareholder Approval has been obtained, no amendment may be made without further shareholder approval which, by Law or in accordance with the rules of Nasdaq, requires further approval by such shareholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

10.05. Payment Guarantee. Parent hereby guarantees the due and prompt payment of the Merger Consideration in accordance with the terms of this Agreement.

10.06. Entire Agreement; Assignment. This Agreement, together with the Confidentiality Agreement, the Disclosure Schedules and the Exhibits hereto, constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their respective rights hereunder and thereunder to any Affiliate.

10.07. Specific Performance. Subject to Section 9.03(b)(v), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

10.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement (including Exhibit C), express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) the provisions of SECTION II relating to the payment of the Merger Consideration and Option Consideration and Section 7.06 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment thereunder and may be enforced by such persons) and (b) the right of the Company, on behalf of its shareholders, to pursue damages in the event of Parent’s or Merger Sub’s breach of this Agreement or fraud, which right is hereby acknowledged and agreed by Parent and Merger Sub.

10.09. Governing Law; Forum.

(a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

(b) Except as set out below, each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

10.10. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement.

10.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or portable document signature) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.13. Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE COMPANY:

ENERGYCONNECT GROUP, INC.

By
Kevin R. Evans
Chief Executive Officer

PARENT:

JOHNSON CONTROLS HOLDING COMPANY, INC.

By
C. David Myers, Vice President, President of
Building Efficiency, of Johnson Controls, Inc.*
*Under a Power of Attorney

MERGER SUB:

EUREKA, INC.

By
C. David Myers, Vice President, President of
Building Efficiency, of Johnson Controls, Inc.*
*Under a Power of Attorney

[Signature Page to Agreement and Plan of Merger]